Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04035737

10 February 2003

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

7/26

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (*section 20(3)*)
- [x] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)
- [ ] Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. CUE ENERGY RESOURCES LTD

Name of public issuer

SEE ANNEXURE 'A'

Name of substantial security holder

SEE ANNEXURE 'A'

Address of substantial security holder

MR G A MERCORELLA

Contact name for queries

618 8239 2666

Telephone number

2*. 24,850,312

Total number of voting securities of the public issuer in which a relevant interest is held

333,943,755

Total number of voting securities issued by public issuer

7.44%

Total percentage

ORDINARY FULLY PAID SHARES

Class of voting securities

ONE VOTE PER SHARE

Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
24,850,312	
Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
7.44%	
Percentage held at date of THIS notice	Percentage held at date of THIS notice
6.38%	
Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST	DETAILS OF EACH RELEVANT INTEREST
5*. SEE ANNEXURE 'A'	
Name(s) of registered holder(s)	Name(s) of registered holder(s)
6*. SEE ANNEXURE 'A'	
7*. Date(s) of transaction(s)	Provision(s) of section 5 / Date(s) of transaction(s)
24,850,312	
Number of voting securities / Consideration (expressed in NZ$)	Number of voting securities / Consideration (expressed in NZ$)

ON MARKET SHARE PURCHASES

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-

- forms part of this notice ....
- is not required to be filed .... ✓
- has already been filed with the notice dated ....

9*. 2

Number of pages that accompany this notice (if any)

22 APRIL 2004

Date of last notice (if any)

-

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]

Signature (unless filed by electronic means other than facsimile)

GUISEPPE ANTONIO MERCORELLA

Full name

14 JULY 2004

Date

SUBSTANTIAL SECURITY HOLDER NOTICE - CHANGE

ANNEXURE A

1. Details of Substantial Holder

(a) Tulloch Lodge Limited
ACN: 003 157 533

(b) Unley Financial Strategies Pty Limited
ACN: 096 679 837

(c) Permanent 3 Nominees Pty Limited
ACN: 097 397 718

(d) MZF Pty Limited
ACN: 099 040 641

(e) G & S Mercorella Superannuation Fund

1. Address of Substantial Security Holder

Name	Address
Tulloch Lodge Ltd	Suite 33, 168 Melbourne Street, North Adelaide SA 5006
Unley Financial Strategies Pty Ltd	5 Lanark Street, Rosslyn Park SA 5072
Permanent 3 Nominees Pty Ltd	Level 2, 55 Hunter Street, Sydney NSW 2000
MZF Pty Ltd	Suite 21, 168 Melbourne Street, North Adelaide SA 5006
G & S Mercorella Super Fund	5 Lanark Street, Rosslyn Park SA 5072

4. Details of Each Relevant Interest

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interests	Class and number of securities	Person's votes
				ORDINARY	
Tulloch Lodge Ltd	Tulloch Lodge Ltd	Tulloch Lodge Ltd	Holder	608,386	608,386
Unley Financial Strategies Pty Ltd	Unley Financial Strategies Pty Ltd	Unley Financial Strategies Pty Ltd	Holder	3,599,246	3,599,246
Permanent 3 Nominees Pty Ltd	Permanent 3 Nominees Pty Ltd	Unley Financial Strategies Pty Ltd	Holder	13,435,733	13,435,733
MZF Pty Ltd	MZF Pty Ltd	MZF Pty Ltd	Holder	6,525,000	6,525,000
G & S Mercorella Super Fund	G & S Mercorella Super Fund	G & S Mercorella Super Fund	Holder	681,947	681,947

5. **Date of transactions and consideration**

Date of Change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
				ORDINARY	
23/04/2004	Unley Financial Services Pty Ltd	On market purchase	$45,420.85	618,800	Unley Financial Services Pty Ltd
23/04/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$36,700.75	500,000	Permanent 3 Nominees Pty Ltd
11/05/2004	G & S Mercorella Super Fund	On market purchase	$8,637.41	131,614	G & S Mercorella Super Fund
12/05/2004	G & S Mercorella Super Fund	On market purchase	$13,082.50	200,000	G & S Mercorella Super Fund
18/05/2004	Unley Financial Services Pty Ltd	On market purchase	$8,168.89	135,280	Unley Financial Services Pty Ltd
11/06/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$13,994.28	214,112	Permanent 3 Nominees Pty Ltd
28/06/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$707.00	10,000	Permanent 3 Nominees Pty Ltd
28/06/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$12,682.50	200,000	Permanent 3 Nominees Pty Ltd
28/06/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$12,677.00	200,000	Permanent 3 Nominees Pty Ltd
30/06/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$2,938.78	45,425	Permanent 3 Nominees Pty Ltd
08/07/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$32,678.75	500,000	Permanent 3 Nominees Pty Ltd
08/07/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$26,143.00	400,000	Permanent 3 Nominees Pty Ltd
09/07/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$6,535.75	100,000	Permanent 3 Nominees Pty Ltd
09/07/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$2,308.33	33,808	Permanent 3 Nominees Pty Ltd
12/07/2004	Unley Financial Services Pty ltd	On market purchase	$19,082.13	283,250	Unley Financial Services Pty Ltd

....

Giuseppe A Mercorella
Director

Dated: 14 July 2004